FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of October 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto are the following press releases:

1.	BOS announces the appointment of a new board member and a $300,000 private placement of ordinary shares ("Private Placement PR").

2.	B.O.S. Better Online Solutions Ltd. Receives Over $400,000 in Initial Components Orders from India ("Indian Orders PR").

3.	B.O.S. Better Online Solutions to Hold Investor Conference.

Paragraphs 1-4 of the Private Placement PR that is attached hereto and paragraphs 1,2 and 4 of the Indian Orders PR that is attached hereto are hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

Dated: October 5, 2010	By:	/s/ Eyal Cohen
Eyal Cohen
CFO

BOS ANNOUNCES THE APPOINTMENT OF A NEW BOARD MEMBER AND A $300,000 PRIVATE PLACEMENT OF ORDINARY SHARES

RISHON LETZION, Israel, October 5, 2010 (GLOBE NEWSWIRE) -- B.O.S. Better Online Solutions Ltd. ("BOS") (Nasdaq:BOSC - News) a leading Israeli provider of RFID and supply chain solutions to global enterprises, announced today that it has entered into a definitive private placement agreement with Telegraph Hill Capital Fund I, LLC ("THCAP") for the issuance of an aggregate of 96,362 Ordinary Shares (equal to 3.5% of the outstanding shares of the Company following the investment) at a price per share of $3.11 (3% above the closing price on October 4, 2010), or $300,000 in total.

In addition, the Company announced that Mr. Luis Gutierrez Roy, managing partner in THCAP was appointed to its Board of Directors.

THCAP, with offices in San Francisco and Barcelona, is comprised of seven founding partners with direct access to a pool of business partners around the globe. THCAP focus on companies in the mobile, wireless, and media space.

Mr. Gutierrez Roy, the managing partner in THCAP, has almost 20 years of experience in corporate finance and investment advisory services. Mr. Gutierrez Roy has led corporate finance teams, first as head of the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office, and later as head of M&A and co-head of the Technology, Media and Telecom Group  at Ernst & Young (E&Y) in Spain. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco. Mr.  Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

“THCAP initially invested in the BOS convertible note issuance in July 2009” said Yuval Viner, BOS CEO. “In the past year, we have worked closely with THCAP’s management team in developing new RFID opportunities for BOS in the United States and Spain. We are very pleased with THCAP’s vote of confidence in the Company and I expect that as a board member, Luis will play a significant role in helping BOS achieve success in the RFID field abroad.”

Mr. Gutierrez Roy added, “I have accompanied BOS management to potential strategic clients in Europe to present the RFID solutions of BOS. In light of their reaction to the quality of BOS products and the performance of the management, it was natural for us to increase our investment in the company".

About BOS

B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com

Contact:

B.O.S. Better Online Solutions
Eyal Cohen, Chief Financial Officer
+972-542525925

For more information:
Julie Zuckerman/BOS
VP of Marketing
+972-3-9542013

B.O.S. Better Online Solutions Ltd. Receives Over $400,000 in Initial
Components Orders from India

Rishon Letzion, Israel — September 13, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC), today announced that it has begun supplying electronic components to several customers in India, based on initial orders of over $400,000 received in the last few months.

BOS’ supply chain division, which offers electronic components and components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide, has recently begun establishing relationships in India. The recent orders are for electromechanical parts, semiconductors and networking equipment.

“BOS’ supply chain division has been working to expand its business into several new geographic areas, including India,” said Avidan Zelicovsky, BOS President. “These orders represent our initial success. Due to our expansion efforts, we expect this trend to continue, with follow-on orders from these customers as well as orders from new customers in India.”

The Company's supply chain division operates out of two branches, one in the United States and one in Israel. The American branch has been a leading provider of electronic components to the aerospace industry for over 50 years, offering kitting services for a long list of electronic components needed by aircraft manufacturers, including inlays, tags, antennas, batteries, circuit breakers, headphones, aircraft communications systems, semiconductors, electron tubes, transformers and waveguide accessories. The Israeli branch supplies electronic components (passive, active and electro-mechanical) to manufacturers in the military, commercial, industrial and aerospace markets, and provides sales and engineering service and support for various components. It also provides kitting services for the purchasing of a broad spectrum of electronic components and sub-systems. In addition, BOS represents leading network equipment suppliers in Israel.

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.  For more information, please visit: www.boscorporate.com

For more information:
Eyal Cohen/BOS
Chief Financial Officer
+972-3-954-1025

B.O.S. Better Online Solutions to Hold Investor Conference

Rishon Letzion, Israel — September 28, 2010 — B.O.S.  Better Online Solutions Ltd. (“BOS”) (NASDAQ: BOSC) today announced that it will hold a meeting to update investors on its recent activities on Wednesday, October 13, 2010, in Tel Aviv.

The event will take place at 9 am Israel time, at the Crowne Plaza City Center, Azrieli Square Building, 11th Floor.

CEO Yuval Viner, President Avidan Zelicovsky and Chairman of the Board Edouard Cukierman will be making remarks, followed by a Q&A session.

"We look forward to sharing more in-depth information about our RFID and supply chain activities with investors, as well as answering any questions about our financial results for the first half of 2010,” said Viner.

To confirm your participation in the event, please contact: Dorit@fincom.co.il Tel: +972-3-6954333

About BOS

B.O.S. Better Online Solutions Ltd. (NASDAQ: BOSC) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and supply chain offerings are helping over 2,000 customers worldwide improve the efficiency of enterprise logistics and organizational monitoring and control. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware, and industry-specific software applications. The company's supply chain divisions provide RFID and electronic components consolidation services to the aerospace, defense, medical, telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscorporate.com